March 2, 2011

Vanessa Robertson/Staff Accountant

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:

Nuvilex, Inc.

Your Letter of February 2, 2011

Item 4.02 Form 8-K

Filed January 31, 2011

File No. 333-68008

Ms. Robertson:

This correspondence is in response to your letter dated February 2, 2011 in reference to our filing of 4.02 on Form 8-K filed January 31, 2011 on the behalf of Nuvilex, Inc., File No. 333-68008.

Please accept the following responses and note that Registrant filed amended Form 8-K/A on March 2, 2011.

1.

Registrant was notified by its independent certified accountants, M&K CPA’s on August 16, 2010 that an 8-K of non-reliance would need to be filed for the financial statements for the year ended April 30, 2009.  This information has been included in the amended Form 8-K/A filed March 2, 2011.  Registrant has included a brief description of the information provided by the auditors and has revised the date of the Form 8-K to reflect the date Registrant was notified of the required restatement (the Date of Earliest Event Reported).

2.

Registrant acknowledges that the delinquency in filing Form 8-K may impact its eligibility for filing Form S-3.

3.

Registrant has amended the Form 8-K to reflect all periods for which the previously filed financial statements should no longer be relied upon.

4.

Registrant has amended the Form 80K to include disclosure that the Board of Directors and Registrant’s officers have discussed with the independent auditors the matters discussed in Form 8-K/A.

5.

Registrant has provided its independent auditors with copies of all disclosures and with the proposed restated financial statements.  M&K indicated in their letter, filed herewith, that they were able to rely upon the restated financial reports.    A letter from the independent auditors pursuant to Item 4.02(c) of Form 8-K has been filed as an exhibit to Form 8-K/A filed March 2, 2011.

Registrant wishes to acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

•

Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

•

The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Patricia Gruden

Patricia Gruden

Interim Chief Financial Officer